October 11, 2024

John Rogers
Chief Financial Officer
SMITH & NEPHEW PLC
Building 5, Croxley Park, Hatters Lane
Watford, Hertfordshire WD18 8YE

       Re: SMITH & NEPHEW PLC
           Form 20-F filed March 11, 2024
           File No. 001-14978
Dear John Rogers:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
2023 Performance, page 20

1. We note the cross-references presented on page 257 to help readers find the required disclosures of Form 20-F. In this regard, it is not clear that the cross-references presented, particularly as it relates to the disclosure requirements of
Item 5 of Form
       20-F, are accurate. In addition, your 2023 group performance discussions on pages 8 and 20 and your segment 2023 performance discussions on pages 34, 39, and 42 do not appear to fully comply with the disclosure requirements of Item 5 of Form 20-F.
       Expand your disclosures to discuss the company   s financial condition,
changes in
       financial condition and results of operations for each year for which financial statements are required. The discussion must include a quantitative and qualitative description of the reasons underlying material changes. As an example, expand your performance discussion to include a quantitative and qualitative description of the reasons underlying material changes to your results of operations as set forth in your financial statements, including revenues, gross margins, operating profit and reported profit before tax.
Financial Statements
 October 11, 2024
Page 2

Note 2 Business segment information , page 180

2. We note your disclosure that although ENT was identified as a new operating segment, since it does not meet the quantitative threshold requirement to be disclosed as a reportable segment, it remains aggregated with Sports Medicine as they share similar characteristics. With reference to IFRS 8.12, please demonstrate how you concluded that the aggregation of these operating segments was deemed appropriate.
       Ensure you provide sufficient information, including the financial information for both Sports Medicine and ENT that you considered, to support your conclusion that they have similar economic characteristics.
3. You indicate that the Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal-related items; significant restructuring programmes; amortisation and impairment of acquisition intangibles; gains and losses arising from legal disputes;
       and other significant items. However, it appears that your segment trading profit measure also excludes certain corporate costs. Please identify those costs, and, to the extent material, quantify the material components for each period presented.
4. Pursuant to IFRS 8.23, for each reportable segment, please disclose depreciation and amortization and material items of income and expense disclosed in accordance with of IAS 1.97 that are included in your measure of segment profit.
Note 3 Operating profit, page 183

5. Please address the need to present restructuring and rationalisation expenses in your tabular presentation on the bottom of page 184 that identifies items included in operating profit.
Note 6 Earnings per ordinary share, page 190

6. We note your presentation of adjusted attributable profit and adjusted earnings per ordinary share. Please remove these presentations as they are non-IFRS measures and, as such, prohibited. Refer to Item 10(e)(1)(ii)(C) of Regulation
S-K.
Note 17 Provisions and contingencies, page 211

7. You disclose that the principal elements within restructuring and rationalisation provisions relate to the Operations and Commercial Excellence programme (programme) announced in February 2020 and the efficiency and productivity
       elements of the 12-Point Plan (plan). We have the following comments:
           With reference to the definition of restructuring in IAS 37.10 and the examples of restructurings set forth in IAS 37.70, please explain how the costs associated with your programme and plan are appropriately accounted for and classified as restructurings;
           For both the programme and the plan, please provide us sufficiently detailed descriptions of the activities performed and quantify the underlying costs
           incurred by their nature (i.e. severance, asset impairments, consulting fees, bonuses) for each period presented; and
           Notwithstanding the above bullets, with reference to IAS 37.80 and ..81, please
 October 11, 2024
Page 3

          expand your accounting policy to address the nature of expenditures included in your provision. Ensure you provide a brief description of the nature of the obligations underlying this provision for each period presented as well as the other disclosures required by IAS 37.85.
Non-IFRS financial information - Adjusted measures, page 244

8. We note your reference and discussion of trading profit, trading profit margin, trading cash flow and trading profit to trading cash conversion ratio at the top of page 245.
      However, your disclosures on pages 246-248 refer to terms such as adjusted operating profit, adjusted profit before tax, adjusted attributable profit, cash generated from operations, free cash flows, and leverage ratio. Please consistently reference your non-
      IFRS measures.
9. We note that your presentation of trading cash flows (adjusted cash generated from operations) includes adjustments for acquisition and disposal-related items,
      restructuring and rationalization costs and legal and other. Please tell us how you concluded that this measure is consistent with the guidance in Item 10(e)(1)(ii)(A) of
      Regulation S-K which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.
10. For each material Non-IFRS adjustment you present, please expand your disclosures to describe and quantify the specific nature of the costs included in each adjustment as required by Item 10(e)(1)(i)(B) of Regulation S-K and Question 100.05 of
the
      Division of Corporation Finance   s Compliance & Disclosure
Interpretations on Non-
      GAAP Financial Measures.
11.   We have the following comments on your leverage ratio:
          Please revise your label, leverage ratio, to clarify that your measure includes adjustments to EBITDA;
          Please reconcile adjusted EBITDA to the most directly comparable
        IFRS measure, attributable profit, as required by Item 10(e)(1)(i)(B) of Regulation
        S-K. Refer also to Question 103.02 of the C&DIs for Non-GAAP Financial Measures; and
          Present a leverage ratio using IFRS amounts in both the numerator and denominator. Refer to Item 10(e)(1)(i)(A) of Regulation S-K, and
Question
        102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
12.   We have the following comments on your return on invested capital:
          Please revise your label, return on invested capital, to clarify that your measure excludes the impact of amortization and impairment of intangible assets;
          Please reconcile operating profit before amortization and impairment of acquired intangibles less adjusted taxes to your most directly comparable IFRS measure, attributable profit, as required by Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Question 103.02 of the C&DIs for Non-GAAP Financial Measures;
and
          Present a return on invested capital using IFRS amounts in both the numerator and denominator. Refer to Refer to Item 10(e)(1)(i)(A) of Regulation S-K, and
 October 11, 2024
Page 4

          Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-
          GAAP Financial Measures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services